UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

COMMAND SECURITY CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

200 50L 100
(CUSIP Number)

Robert S. Ellin
c/o Trinad Management, LLC
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, CA 90010
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) ☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER

701,800
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

701,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

701,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) ☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER

701,800
9	SOLE DISPOSITIVE POWER

10	SHARED DISPOSITIVE POWER

701,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

701,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 200 50L 100
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)
(b) ☒ (joint filers)

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,000(1)
8	SHARED VOTING POWER

701,800 (2)
9	SOLE DISPOSITIVE POWER

65,000 (1)
10	SHARED DISPOSITIVE POWER

701,800 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,800 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.0%
14	TYPE OF REPORTING PERSON

IN
(1) Includes 10,000 common shares that may be issued upon the exercise of options at an exercise price of $2.05 per share held by Mr. Ellin, 10,000 common shares that may be issued upon the exercise of options at an exercise price of $2.67 per share held by Mr. Ellin, 10,000 shares that may be issued upon the exercise of options at an exercise price of $3.19 per share held by Mr. Ellin, 10,000 shares that may be issued upon the exercise of options at an exercise price of $3.36 per share held by Mr. Ellin, and 25,000 shares that may be issued upon the exercise of options at an exercise price of $3.08 per share held by Mr. Ellin.
(2) Includes 701,8000 shares of the Issuer’s Common Stock held by Trinad Capital Master Fund, Ltd. Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

CUSIP No. 200 50L 100

Introductory Statement

The purpose of this statement, dated June 16, 2011, which constitutes Amendment No. 7 to the Schedule 13D, dated September 15, 2004, as amended (“Schedule 13D”), is to report changes since the Reporting Persons’ (defined below) last reporting date (May 2, 2011).  Except as otherwise supplemented by the information in this Amendment, the information contained in the Schedule 13D, remains in effect.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of Command Security Corporation, a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at Lexington Park, La Grangeville, New York 12540.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being filed jointly by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd., with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(iii)
Robert S. Ellin, an individual, whose principal occupation is to serve as managing member and portfolio manager for Trinad Management, LLC, which is the manager of Trinad Capital Master Fund, Ltd.  Mr. Ellin is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

CUSIP No. 200 50L 100

(b)

The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, and Robert S. Ellin is 4751 Wilshire Boulevard, 3rd Floor, Los Angeles, CA 90010.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the filing of Amendment Number 6, Trinad Capital Master Fund, Ltd. used its working capital to purchase shares of the Issuer’s Common Stock on the open market in the quantities and at the prices set forth in Item 5(c) below.

All 701,800 shares of the Common Stock owned by Trinad Capital Master Fund, Ltd. may be deemed to be “collateral” for borrowings pursuant to margin or other account arrangements with Lazard Capital Market LLC relating to a brokerage account of Trinad Capital Master Fund, Ltd., which is a stock margin account maintained by Trinad Capital Master Fund, Ltd. with such broker pursuant to customary brokerage account arrangements.  Such standard arrangements involve margin securities of up to a specified percentage of the market value of the shares of the Common Stock, as well as other securities in such account, bear interest at varying rates and contain only standard default and similar provisions, the operation of which should not give any other person immediate voting power or investment power over the shares of the Common Stock.

Item 4.  Purpose of Transaction.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof,

Trinad Capital Master Fund, Ltd. is the beneficial owner of 701,800 shares of the Common Stock, representing approximately 6.5% of the Common Stock.

CUSIP No. 200 50L 100

Trinad Management, LLC, as the manager of Trinad Capital Master Fund, Ltd., is deemed the beneficial owner of 701,800 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 6.5% of the Issuer’s Common Stock.

Trinad Capital LP, a Delaware limited partnership, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital LP through its investment in Trinad Capital Master Fund, Ltd.  Trinad Advisors II, LLC, a Delaware limited liability company, is the general partner of Trinad Capital LP, and principally serves as the general partner of Trinad Capital LP with respect to the shares indirectly and beneficially owned by Trinad Capital LP.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC, is deemed the beneficial owner of 766,800 representing approximately 7.0% of the Issuer’s Common Stock which includes 701,800 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. and 65,000 options to purchase Common Stock held by Mr. Ellin individually.  Robert S. Ellin disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Trinad Management, LLC disclaims beneficial ownership of the Issuer’s Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd., except to the extent of its pecuniary interest therein.

The percentages herein were calculated based on the 10,878,098 shares of the Issuer’s Common Stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of February 4, 2011 in the Issuer’s 10-Q for the period ended December 31, 2010 filed with the Securities and Exchange Commission on February 9, 2011.

(b) Trinad Management, LLC and Robert S. Ellin have shared power to direct the vote and shared power to direct the disposition of the 701,800 shares of Common Stock held by Trinad Capital Master Fund, Ltd.

(c) Trinad Capital Master Fund, Ltd. has engaged in the following transactions since May 2, 2010, the Reporting Persons’ last reporting date:

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
06/16/2011	1,600	1.4900	16.00
6/10/2011	500	1.5300	15.00
6/9/2011	19,900	1.5346	199.00
6/8/2011	1,000	1.5800	15.00
6/7/2011	8,000	1.5963	80.00
6/6/2011	2,000	1.5525	20.00
6/1/2011	1,500	1.6525	15.00
5/31/2011	2,700	1.6269	27.00
5/27/2011	1,000	1.6140	15.00
5/23/2011	11,200	1.6354	112.00
5/20/2011	1,000	1.6300	15.00
5/18/2011	1,100	1.6567	15.00
5/13/2011	2,700	1.6889	27.00
5/10/2011	5,000	1.6938	25.00
5/10/2011	200	1.7400	15.00

CUSIP No. 200 50L 100

Transaction Date	Shares Purchased (Sold)	Price per Share ($)	Commission
5/9/2011	1,000	1.6320	15.00
5/6/2011	1,100	1.6000	15.00
5/5/2011	3,600	1.6303	36.00
5/3/2011	(5,000)	1.7000	50.00

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement, dated as of June 16, 2011

CUSIP No. 200 50L 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: June 16, 2011		Date: June 16, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: June 16, 2011

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 200 50L 100

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

Date: June 16, 2011		Date: June 16, 2011

By:	/s/ Robert S. Ellin
Robert S. Ellin, an individual

Date: June 16, 2011